SECURITIES AND EXCHANGE COMMISSION
	                    WASHINGTON, DC 20549
                           ______________________

                              SCHEDULE 13G/A
                              (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
             13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
	                    (Amendment No. 3)*


                        IOWORLDMEDIA, INCORPORATED
--------------------------------------------------------------------------------
                            (Name of Issuer)

                  Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                     (Title of Class of Securities)

	                       46262V107
--------------------------------------------------------------------------------
	                     (CUSIP Number)

	                     June 20, 2013
--------------------------------------------------------------------------------
	  (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[ ]  Rule 13d-1(b)

		[x]  Rule 13d-1(c)

		[ ]  Rule 13d-1(d)


(Page 1 of 8 Pages)

--------------------------------------------------------------------------------
	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46262V107     13G/A     Page 2 of 8 Pages




1.   NAME OF REPORTING PERSONS

     McAdoo Capital, Inc.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (see instructions)
	(a)   [ ]
	(b)   [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.   SOLE VOTING POWER

     None



6.   SHARED VOTING POWER

     29,718,364



7.   SOLE DISPOSITIVE POWER

     None



8.   SHARED DISPOSITIVE POWER

     29,718,364


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,718,364


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

     (see instructions)


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.8% (See also Item 4(b) below)


12.  TYPE OF REPORTING PERSON
     (see instructions)

     CO




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CUSIP No.  46262V107     13G/A     Page 3 of 8 Pages





1.   NAME OF REPORTING PERSONS

     Zanett Opportunity Fund, Ltd.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (see instructions)
	(a)   [ ]
	(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.   SOLE VOTING POWER

     None



6.   SHARED VOTING POWER

     29,718,364



7.   SOLE DISPOSITIVE POWER

     None



8.   SHARED DISPOSITIVE POWER

     29,718,364



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,718,364


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (see instructions)


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.8% (See also Item 4(b) below)


12.  TYPE OF REPORTING PERSON
     (see instructions)

     CO

CUSIP No.  46262V107     13G/A     Page 4 of 8 Pages





1.   NAME OF REPORTING PERSONS

     Zachary McAdoo


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (see instructions)
	(a)   [ ]
	(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.   SOLE VOTING POWER

     10,500,000



6.   SHARED VOTING POWER

     29,718,364



7.   SOLE DISPOSITIVE POWER

     10,500,000



8.   SHARED DISPOSITIVE POWER

     29,718,364


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,218,364


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
     (see instructions)


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     17.3% (See also Item 4(b) below)


12.  TYPE OF REPORTING PERSON
     (see instructions)

     IN

CUSIP No. 46262V107     13G/A     Page 5 of 8 Pages





Item 1(a).  Name of Issuer:

            ioWorldMedia, Incorporated

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5025 West Lemon Street, Suite 200
            Tampa, Florida 33609

Item 2(a).  Name of Person Filing:

            McAdoo Capital, Inc.
            Zanett Opportunity Fund, Ltd.
            Zachary McAdoo

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            For McAdoo Capital, Inc. and Zachary McAdoo:

                635 Madison Avenue, 15th Floor
                New York, NY 10022

            For Zanett Opportunity Fund, Ltd.:

                c/o Appleby Spurling
                Canon's Court
                22 Victoria Street
                P.O. Box HM 1179
                Hamilton, Bermuda HM 1179

Item 2(c).  Citizenship:

                McAdoo Capital, Inc. - New York
                Zanett Opportunity Fund, Ltd. - Bermuda
                Zachary McAdoo - United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).  CUSIP No.:

            46262V107

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CUSIP No. 46262V107     13G/A     Page 6 of 8 Pages





Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2
         (b) or (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.  Ownership.

         (a)  Amount Beneficially Owned:

         Zanett Opportunity Fund, Ltd., a Bermuda corporation (the "Fund") beneficially owns 29,718,364 shares of Common Stock. The aggregate amount of Common Stock beneficially owned by the Fund and reported in this statement excludes 49,504,950 shares of Common Stock issuable upon the conversion of 1,000,000 shares of preferred stock (the "Preferred Stock") held by the Fund. The terms of the Preferred Stock provide that the Fund has no right to convert if such conversion would cause the number of shares of Common Stock to exceed the figure that is 50,000,000 less than the number of shares of Common Stock authorized by the issuer; they also provide that the issuer will use its best efforts to increase the authorized number of shares of Common Stock to accommodate conversion upon request. As provided in the issuer's Annual Report on Form 10-K for the year ending
December 31, 2012 (the "2012 10-K"), there were 226,878,246 shares of Common Stock outstanding and 250,000,000 shares of Common Stock authorized as of April 1, 2013; therefore, the Fund's Preferred Stock may not be converted due to this restriction.

	McAdoo Capital, Inc. ("McAdoo Capital") exercises investment discretion over the Fund's 29,718,364 shares of Common Stock. Zachary McAdoo exercises investment discretion over shares beneficially owned by McAdoo Capital by virtue of his position as President, in addition to the 10,500,000 shares of Common Stock Mr. McAdoo beneficially owns. This report shall not be construed as an admission that McAdoo Capital or Mr. McAdoo is the beneficial owner of the Fund's shares for any purposes.

	(b)	Percent of Class: The Fund is the beneficial owner of 12.8%
of the issuer's Common Stock. As provided in the issuer's 2013 10-Q for the period ending March 31, 2013, there were 232,878,246 shares of Common Stock outstanding as of May 10, 2013. The Fund's beneficial ownership percentage is based on the issuer's outstanding shares. Due to its investment discretion over the shares the Fund beneficially owns, McAdoo Capital may be deemed to be the beneficial owner of 12.8% of the issuer's Common Stock. Zachary McAdoo may be deemed the beneficial owner of 17.3% of the issuer's Common Stock, by virtue of his own shares of Common Stock and his position as President of McAdoo Capital.

	(c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote:
                See the attached responses to Item 5 on the attached cover pages.

                (ii)    Shared power to vote or to direct the vote:
                See the attached responses to Item 6 on the attached cover pages.

                (iii)   Sole power to dispose or to direct the disposition of:
                See the attached responses to Item 7 on the attached cover pages.

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CUSIP No. 46262V107     13G/A    Page 7 of 8 Pages





(iv)	Shared power to dispose or to direct the disposition of:

	See the attached responses to Item 8 on the attached cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Investors in the Fund described in Item 4 above have the right to receive dividends from, or the proceeds from the sale of, the shares held by the Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8. Identification and Classification of Members of the Group.

	Not applicable.

Item 9. Notice of Dissolution of Group.

	Not applicable.

Item 10. Certifications.

	Each of the Reporting Persons hereby makes the following certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 46262V107     13G/A     Page 8 of 8 Pages




SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 2013				MCADOO CAPITAL, INC.



						Zachary McAdoo, President


Dated:  June 24, 2013				ZANETT OPPORTUNITY FUND, LTD.

						By: MCADOO CAPITAL, INC., its
                                                    Investment Manager



						Zachary McAdoo, President



Dated:  June 24, 2013
						Zachary McAdoo


EXHIBITS

No.	Exhibit

99.1	Joint Filing Agreement

EXHIBIT 99.1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

	In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of ioWorldMedia, Incorporated and that this Agreement be included as an Exhibit to such joint filing.

	IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of June, 2013.
						MCADOO CAPITAL, INC.



						Zachary McAdoo, President


						ZANETT OPPORTUNITY FUND, LTD.

	By: 	MCADOO CAPITAL, INC., its Investment
		Manager



						Zachary McAdoo, President




						Zachary McAdoo